JOHN HANCOCK DISTRIBUTORS LLC

NOTES TO FINANCIAL STATEMENTS

Note 1 – Organization and Description of Business

John Hancock Distributors, LLC (the "Company") is a wholly-owned subsidiary of John Hancock Life Insurance Company (U.S.A.) ("JHUSA"). JHUSA is an indirect, wholly-owned subsidiary of John Hancock Financial Corporation ("JHFC"). JHFC is an indirect, wholly-owned subsidiary of Manulife Financial Corporation ("MFC"), a Canadian-based, publicly traded financial services holding company.

The Company is a registered broker/dealer under the Securities Exchange Act of 1934 (the "Act"). The Company was incorporated in the State of Delaware on August 1, 2001. The Company serves as a wholesale distributor and/or underwriter throughout the United States primarily for variable life insurance products, variable annuity products, retirement plan services, and 529 plans issued by JHUSA and John Hancock Life Insurance Company of New York ("JHNY").

The Company is a member of the Securities Investor Protection Corporation ("SIPC") through which customer accounts are protected in the event of the Company's insolvency up to $500,000; including a maximum of $250,000 for free cash balances. The Company does not open customer accounts or affect customer transactions and does not accept any customer funds or securities for deposit into any of the Company's accounts. The Company is a member of SIPC as a requirement of its membership in the Municipal Securities Rulemaking Board.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation. These financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"), which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Cash. Cash includes cash and all highly liquid debt investments with a remaining maturity of three months or less when purchased. At times, cash may exceed the insurance limits of the Federal Deposit Insurance Corporation. Management believes its risk of loss is mitigated by investing through major financial institutions.

Money Market Securities. The Company classifies its money market securities as trading securities and records these securities at fair value. The change in fair value related to trading securities is included in other revenue in the Statement of Operations. These securities primarily include investments in money market registered investment companies.

Deferred Selling Commissions. On July 1, 2013, the Company discontinued offering Class B-shares as underlying investments within 529 plans. The Company formerly paid a selling commission to the selling broker/dealer for sales of the Class B-shares, which also carry Contingent Deferred Sales Charges ("CDSC"). B-Share selling commissions are capitalized as deferred selling commissions, and are amortized on a straight-line basis over periods not to exceed six years. The amortization periods are intended to approximate the period of time

expected to be benefited, that is the period during which fees earned pursuant to Rule 12b-1 distribution plans are received from underlying investments and CDSC payments are received from shareholders of the 529 plans upon redemption of Class B shares. Upon receipt of CDSC payments, the Company records additional amortization to arrive at an estimate of the remaining unamortized deferred selling commission applicable to the shares redeemed. On an annual basis, the Company tests for impairment and none were noted for the year ended December 31, 2015.

Fair Value Measurements. Fair value is defined as the value that would be received to sell an asset in an orderly transaction between market participants at the measurement date; that is, an exit value. The exit value assumes the asset is exchanged in an orderly transaction; it is not a forced liquidation or distressed sale.

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

- Level 1 – Fair value measurements that reflect unadjusted, quoted prices in active markets for identical assets that the Company has the ability to access at the measurement date.

- Level 2 – Fair value measurements using inputs other than quoted prices included within Level 1 that are observable for the asset, either directly or indirectly.

- Level 3 – Fair value measurements using significant nonmarket observable inputs. These include valuations for assets that are derived using data, some or all of which is not market observable data, including assumptions about risk.

For the year ended December 31, 2015, money market securities are classified within Level 1 of the fair value hierarchy and based on quoted market prices. Additionally, there were no transfers into or out of Level 1, Level 2, or Level 3 during the year ended December 31, 2015.

Revenue Recognition. Selling commissions are comprised of underwriting, CDSC commissions, and distribution fees. These fees are derived principally from the sale of variable life insurance products, the retail sale of variable annuity products, retirement plan services, and 529 plans issued by JHUSA and JHNY. The revenue is recorded during the period in which underwriting and distribution services are performed. Underwriting and distribution fees are collected monthly. CDSC commissions are recognized as income when received. Fees earned pursuant to Rule 12b-1 distribution plans are recorded in the period in which the service is rendered. Other revenue includes interest income which is recognized on an accrual basis.

Income Taxes. The provision for federal income taxes includes amounts currently payable or recoverable and deferred income taxes, computed under the liability method, resulting from temporary differences between the tax and financial statement bases of assets and liabilities. A valuation allowance is established for deferred tax assets when it is more likely than not that an amount will not be realized. In accordance with the income tax sharing agreement in effect for

the applicable tax year, the income tax provision (or benefit) is computed as if each entity filed a separate federal income tax return with tax benefits provided for operating losses and tax credits when utilized and settled by the consolidated group. Intercompany settlements of income taxes are made through an increase or reduction to due from affiliated companies. Such settlements occur on a periodic basis in accordance with the tax sharing agreements.

Future Adoption of Recent Accounting Pronouncements

Revenue Recognition

In May 2014, the Financial Accounting Standards Board issued a new revenue recognition standard that will supersede virtually all revenue recognition guidance in U.S. GAAP. The new standard clarifies revenue recognition principles, provides a robust framework for recognizing revenue and cash flows arising from contracts with customers and enhances qualitative and quantitative disclosure requirements. Accordingly, the adoption of this standard may impact the Company's revenue recognition and could result in additional financial statement disclosure. The new standard is effective for fiscal years beginning after December 15, 2017, with early adoption permitted for fiscal years beginning after December 15, 2016. The Company will be required to apply the standard retrospectively, either using a full retrospective or a modified retrospective approach. The Company is assessing the impact of this standard.

Note 3 – Related Party Transactions

Management believes the allocation methods used are reasonable and appropriate in the circumstances; however, the Company's Statement of Financial Condition and Statement of Operations may not necessarily be indicative of the financial condition and results that would have existed if the Company operated as an unaffiliated entity.

Underwriting and Distribution Fees. The Company receives underwriting and distribution fees and pays distribution expenses to JHUSA and JHNY related to variable annuities, retirement plan services and variable life insurance product. The total amount of fees recognized and incurred to related parties was $430,484,790 for the year ended December 31, 2015.

Rule 12b-1 Distribution Plans. Products sold by JHUSA and JHNY invest their separate account assets in registered investment companies (the "Funds") managed by John Hancock Investment Management Services, LLC and John Hancock Advisors, LLC, which are affiliated companies. The Company receives payments from Rule 12b-1 distribution plans adopted by certain Funds pursuant to Rule 12b-1 of the Investment Company Act of 1940, as amended. Under the terms of the distribution plans, each Fund makes payments (fees earned pursuant to Rule 12b-1 distribution plans) which will not exceed the lesser of a set percentage of each Fund's average daily net assets on an annual basis or the pro rata share of the Company's costs of distribution incurred on behalf of each Fund. The Company also earns Rule 12b-1 distribution fees for distributing certain funds for John Hancock Funds, LLC ("Funds, LLC"), an affiliated company, which amounted to $26,567,603 for the year ended December 31, 2015. These fees are included in Rule 12b-1 service fees in the Statement of Operations. These plans are subject to annual review and approval by the independent trustees of each of the Funds.

The Company subcontracts the shareholder servicing for the retirement plan assets to JHUSA and recognized fees of $30,459,788 for these services for the year ended December 31, 2015, which are included in Rule 12b-1 service fee expense in the Statement of Operations. Amounts payable to JHUSA were $2,469,314 at December 31, 2015.

Service Agreements. JHUSA and JHNY pay all selling and administrative costs and certain other expenses as mutually agreed upon and are reimbursed by the Company. Reimbursed amounts included in other selling, general and administrative expenses in the Statement of Operations amounted to $4,200,632 for the year ended December 31, 2015. Amounts payable to JHUSA were $434,893 at December 31, 2015.

Due from Affiliated Companies. Due from affiliated companies at December 31, 2015 in the amount of $2,877,928 included Rule 12b-1 fees due from Funds, LLC and John Hancock Investment Management Services, LLC, and other expenses paid by the Company on behalf of affiliates.

Other Related Party Matters. Under the tax sharing agreement, the Company incurred approximately $43,725,319 in Federal tax expense in 2015 and amounts payable to JHUSA were $3,358,935 at December 31, 2015. The Company did not pay any state taxes to JHUSA in 2015.

For the year ended December 31, 2015, the Company declared distributions of $81,184,894 to JHUSA and had amounts payable to JHUSA of $6,215,098 at December 31, 2015.

Note 4 – Deferred Selling Commissions

The rollforward of deferred selling commissions as of December 31, 2015 is as follows:

Balance, beginning of year	$	1,041,991
Amortization		(449,207)
Balance, end of year	$	592,784

Note 5 – Income Taxes

The Company is included in the consolidated federal income tax return of JHFC.

The components of income taxes for year ended December 31, 2015 were as follows:

Current taxes	
Federal	$ 43,882,541
Total	43,882,541
Deferred taxes	
Federal	(157,222)
Total	(157,222)
Total income tax expense (benefit)	$ 43,725,319

A reconciliation of income taxes at the federal income tax rate to income tax expense (benefit) charged to operations for year ended December 31, 2015 follows:

Tax at 35%	$ 43,725,319
Total income tax expense (benefit)	$ 43,725,319

Deferred income tax assets and liabilities result from tax effecting the differences between the financial statement values and income tax values of assets and liabilities at each statement of financial condition date. For December 31, 2015, deferred tax assets and liabilities consisted of the following:

Deferred income tax liabilities:	
Deferred selling commissions	$ 207,474
Total deferred income tax liabilities	207,474
Net deferred tax assets (liabilities)	$ (207,474)

The Company has not recorded a valuation allowance with respect to the realizability of its deferred tax assets. In assessing the need for a valuation allowance, management considered the future reversal of taxable temporary differences, future taxable income exclusive of reversing temporary differences, taxable income in the carry back period, as well as tax planning strategies. Tax planning strategies were considered to the extent they were both prudent and feasible and if implemented, would result in the realization of deferred tax assets. Based on management's assessment of all available information, management believes that it is more likely than not the Company will realize the full benefit of its deferred tax assets.

The Company's common parent John Hancock Financial Corporation, formerly known as John Hancock Holdings Delaware LLC ("JHHLLC"), merged into Manulife Holdings Delaware LLC ("MHDLLC") resulting in a new combined group for 2010. For the legacy MHDLLC prior to 2010, the Internal Revenue Service (IRS) has completed and settled its examination for the years 1997 through 2009. The examination for returns of 2010-2013 for the new combined group commenced on October 1, 2014.

The Company recognizes interest accrued related to unrecognized tax benefits in interest and penalties expense in other selling, general and administrative expenses in the Statement of Operations. During the year ended December 31, 2015 the Company did not have any such interest expense.

Note 6 – Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 of the Act, the Company is required to maintain minimum net capital, as defined. The amount of net capital and the related net capital ratio may fluctuate on a daily basis. Also according to Rule 15c3-1, the Company is prohibited from withdrawing equity capital if such withdrawal would cause the Company's aggregate indebtedness to net capital to exceed 10 times its net capital; its net capital to fall below 120 percent of its minimum dollar requirement; or net capital to be less than 25 percent of haircuts used in calculating net capital. This limitation includes withdrawals in the form of distributions, as well as unsecured loans or advances to the member, employees, or affiliates. At December 31, 2015 the Company had net capital, as defined, of $4,741,896. The minimum net capital requirement at December 31, 2015 was $250,000.

Note 7 – Legal Proceedings

Legal Proceedings. The Company is involved in certain legal proceedings which arise in the normal course of business. Management believes the outcome of pending litigation will not have a material adverse effect on the Company.

The Company is inherently subject to regulatory risk in that a change in laws and regulations could impact aspects of the Company's business. A change in laws or regulations effected by the Securities and Exchange Commission or FINRA may increase operating costs, reduce the attractiveness of certain investments, and/or change the competitive landscape.

Note 8 – Subsequent Events

The Company evaluated the recognition and disclosure of subsequent events for its December 31, 2015 financial statements through February 25, 2016, the date on which the financial statements were issued.